UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2003

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: December 10, 2003	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

For immediate release

METHANEX ANNOUNCES SUCCESSFUL COMPLETION OF CONSENT SOLICITATION

December 8, 2003

Methanex Corporation announced today the successful completion of its previously announced solicitation of consents to a proposed amendment to the Indenture relating to its 7.75% Notes due August 15, 2005 (the “Notes”).

The Indenture provides that Methanex may not make any restricted payment if, as a result, the Company’s “Consolidated Net Worth”, which approximates shareholders’ equity, would be less than US$850 million. The holders of the Notes provided consent to modify the definition of “Consolidated Net Worth” to add back up to $100 million of non-cash write-downs recorded by Methanex from January 1, 2002 to September 30, 2003, and up to an additional $100 million of non-cash write-downs recorded by Methanex after September 30, 2003.

The amendment allows Methanex to maintain its financial flexibility notwithstanding a reduction in “Consolidated Net Worth” as a result of recent non-cash write-downs of assets. “Consolidated Net Worth” at September 30, 2003 as calculated after giving effect to the amendment and the recent write-downs was approximately US$968 million.

Goldman, Sachs & Co. acted as the solicitation agents for the consent solicitation. The information agent for the consent solicitation was Mellon Investor Services LLC.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

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Inquiries:

Chris Cook
Director, Investor Relations

Phone: (604) 661-2600

NEWS RELEASE

For immediate release

METHANEX MAINTAINS FINANCIAL STRENGTH AND FLEXIBILITY WITH NEW BANKING FACILITY

December 9, 2003

Methanex Corporation has finalized a US$250 million three-year revolving credit facility with a syndicate of banks. The new facility replaces the expiring US$291 million revolver and allows the Company to maintain its strong and flexible financial position. RBC Capital Markets Inc. was the Lead Arranger for the facility.

Bruce Aitken, President and COO of Methanex commented, “With US$309 million of cash on hand at the end of the third quarter 2003 and this new US$250 million credit facility, we have the financial capacity to complete our capital spending programs, pursue new opportunities to enhance our strategic position in methanol and continue to deliver on our commitment to returning excess cash to shareholders.”

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

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Inquiries: Chris Cook Director, Investor Relations Phone: (604) 661-2600	Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries, and carrying out major capital expenditure projects. Please also refer to page 40 in our 2002 Annual Report for more information on forward-looking statements